Exhibit 99.1

Sierra Metals reports wide drill intercepts from its Cuye Zone at the Yauricocha mine, Peru

•	Current Drilling program at the Cuye Zone reflects high grade Copper and Zinc mineralization which continue and remain open to depth
•	Drilling program now suggests that the Cuye and Catas zones appear to merge at depth creating one larger zone

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Average Grade of Wide Intercepts:
(Total sulfide potential in these holes is on a total length basis and demonstrate the sulfide mineralization encountered in the Cuye zone)

Hole	Width (m)	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-01	41.2	15.5	0.06	1.00	3.86	0.58
CUY 17-17-02	49.0	41.0	0.06	1.34	4.75	0.66
CUY 17-17-03	9.5	13.5	0.04	0.93	1.16	0.49
CUY 17-17-04	39.6	22.0	0.40	1.51	2.46	1.64

Drill Hole Highlights Include:

Hole No.	From	To	Width	Ag g/t	Pb %	Cu %	Zn %	Au g/t
CUY 17-17-01	252.5	258.9	over 6.0 m	39	0.18	0.35	21.66	0.33
CUY 17-17-02	229.0	238.0	over 9.0 m	82	0.16	0.94	9.55	0.24
	245.0	258.0	over 13.0 m	27	0.00	3.37	0.02	1.85
CUY 17-17-04	197.5	207.0	over 9.5 m	47	1.63	0.49	10.12	0.62
	207.0	212.0	over 5.0 m	35	0.03	3.79	0.11	1.41

TORONTO, Oct. 2, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE American: SMTS) ("Sierra Metals" or "the Company") today announced positive drilling results from the Cuye zone located within the Central Mine area of the Yauricocha Mine.  To date, 4 holes have been executed from the 870 level of the Yauricocha Mine. These holes have intercepted polymetallic sulphide mineralization containing high grade zinc and copper zones over significant widths. These results demonstrate the potential for high grade mineralization within the reported area, and more importantly indicate the continued existence of extensive mineralization at depth.  Further, it appears that the Cuye and Catas orebodies unite and become one orebody at depth. The Cuye zone remains open at depth and there is a strong likelihood of expanding this zone with further exploration programs. These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine, which is located 150 kilometers east-southeast of Lima in the Yauricocha Mining District (Cordillera Occidental), Peru.

These exploration drill hole results have not been included in the recently reported mineral resource estimate for the Yauricocha Mine (please see press release dated September 29, 2017) as they were received after the cut-off date for the report.  Management expects that they will provide further potential resource growth when the next mineral resource estimate is calculated.

Igor Gonzales, President and CEO of Sierra Metals stated: "Today's results represent the existence of high grade polymetallic mineralization at Cuye, and suggest the possibility of even further mineralization to depth. Additionally, these results represent some of the widest sulfide intercepts drilled at Yauricocha since the discovery of the Esperanza Zone in 2016." He continued, "The Company has made a strong commitment to brownfield exploration in 2017 and results such as the ones released today continue to demonstrate that this investment is paying off with the potential to further grow our mineral resources."

Alonso Lujan, VP Exploration of Sierra Metals commented: "These results from Cuye demonstrate the existence of mineralized sectors containing high grade sulphides consisting of mainly Copper and Zinc as shown in Table 1 below.   Additional potential still exists as the Cuye zone remains open to depth.  Additionally, it appears that the Cuye and Catas zones unite at depth and management believes that beyond the 1120 level the orebodies will be more continuous in the longitudinal extension of the mine. The Company plans to continue exploring this area from the 1070 level."

He concluded, "The historic Cuye copper orebody used to be one of the largest cashflow generators 10 years ago at Yauricocha.  It's rediscovery in late 2016 (see press release dated November 17, 2016) seemed to have found the Cuye orebody extensions at depth.  Today's results confirm the connection of these orebodies at higher elevations and suggest that Cuye may merge with the Catas polymetallic orebody. This is very significant since Catas is the one of the largest contributors to the mine's current production."

All reported intercepts are core length as further drilling is required to determine true thicknesses.

A plan view map of Yauricocha Mine is shown in Figure 1. Level 920 shows the Cuye and Catas areas. Figure 1 and 2 show the cross sections of the holes drilled:

Table 1.

Hole No.	From	To	Width (m)	Ag g/t	Pb %	Cu %	Zn %	Au g/t	Description
CUY 17-17-01	252.50	258.95	6.45	39	0.18	0.35	21.66	0.33	Poly
	258.95	261.80	2.85	15	0.14	0.18	1.29	0.10	Pyrite
	261.80	266.00	4.20	22	0.12	0.42	2.40	0.32	Poly
	267.30	285.00	17.70	7	0.00	1.64	0.16	0.9	Copper
	285.00	293.00	8.00	10	0.03	0.57	0.32	0.48	Pyrite
	293.00	295.00	2.00	24	0.00	1.49	0.01	0.09	Copper

CUY17-17-02	209.00	211.00	2.00	149	0.13	2.04	0.04	0.61	Copper
	211.00	218.90	7.90	58	0.10	0.22	16.96	0.14	Poly
	218.90	229.00	10.10	3	0.02	0.01	0.55	0.13	Skarn
	229.00	238.00	9.00	82	0.16	0.99	9.55	0.24	Poly
	238.00	239.00	1.00	27	0.02	2.4	1.65	0.26	Copper
	239.00	244.00	5.00	15	0.02	0.62	0.56	0.36	Pyrite
	244.00	245.00	1.00	33	0.03	1.67	2.42	0.46	Poly
	245.00	258.00	13.00	27	0.00	3.37	0.02	1.85	Copper

CUY 17-17-03	196.50	196.80	0.30	12	0.04	0.31	3.29	0.47	Poly
	196.80	202.40	5.60	9	0.05	0.25	0.98	0.26	Pyrite
	202.40	203.00	0.60	19	0.06	0.98	2.90	0.28	Poly
	203.00	206.00	3.00	21	0.01	2.25	0.94	0.97	Copper
CUY 17-17-04	129.00	130.90	1.90	10	0.03	0.08	5.37	0.06	Poly
	130.90	195.75	66.80	4	0.03	0.11	0.12	0.03	Pyrite
	197.50	207.00	9.50	47	1.63	0.49	10.12	0.62	Poly
	207.00	212.00	5.00	35	0.03	3.79	0.11	1.41	Copper
	212.00	220.50	8.50	6	0.00	0.84	0.05	4.58	Copper
	220.50	225.80	5.30	18	0.00	1.52	0.01	1.55	Poly
	225.80	237.05	11.25	8.77	0.00	1.86	0.01	0.42	Copper

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 02-OCT-17